Rouge Resources Ltd.
#203 – 409 Granville Street
Vancouver, British Columbia
Canada V6C 1T2
Tel: (604) 831-2739

January 28, 2011

VIA EDGAR

Joana Lam
Staff Attorney
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rouge Resources Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended January 31, 2010
Filed June 18, 2010
File No. 1-31799

Dear Ms. Lam,

     The Company hereby confirms to the staff of the Commission that the Company is currently awaiting comment from its independent public accounting firm and its engineering consultants with respect to certain comments of the Staff’s January 18, 2011 letter and expects to respond to the staff’s comments not later than February 16, 2010.

     Please contact the Company’s counsel, Thomas E. Puzzo, Esq., at (206) 522-2256 if you have any questions or comments.

Sincerely,

ROUGE RESOURCES LTD.

/s/ Darcy Krell

Darcy Krell
Chief Financial Officer